UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ONYX PHARMACEUTICALS, INC.

(Name of Subject Company)

ARENA ACQUISITION COMPANY

(Offeror)

AMGEN INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

683399109

(Cusip Number of Class of Securities)

David J. Scott, Esq.

Senior Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila, Esq.

Matthew G. Hurd, Esq.

Sarah P. Payne, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Arena Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to purchase all of the shares of common stock, par value $0.001 per share (the “Shares”), of Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”), that are issued and outstanding at a price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), pursuant to an Agreement and Plan of Merger, dated as of August 24, 2013, by and among Purchaser, Amgen, and Onyx.

ADDITIONAL INFORMATION

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Onyx Pharmaceuticals, Inc. or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Amgen and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Onyx. The offer to purchase shares of Onyx common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Amgen and Arena Acquisition Company, a wholly owned subsidiary of Amgen, and the solicitation/recommendation statement will be filed with the SEC by Onyx. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement.

EXHIBIT INDEX

Exhibit 99.1	Slide Presentation, dated August 26, 2013

Exhibit 99.2	Transcript of Investor Conference held by Amgen on August 26, 2013